

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2020

Scipio Maximus Carnecchia
Chief Executive Officer
Mitek Systems, Inc.
600 B Street, Suite 100
San Diego, CA 92101

> **Re: Mitek Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 20, 2019**
> **File No. 333-235662**

Dear Mr. Carnecchia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Attorney-Advisor, at 202-551-3297 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Carl Sanchez, Esq.